Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY FILES YEAR END DISCLOSURE DOCUMENTS

CALGARY, Alberta – March 7, 2008 – Talisman Energy Inc. today filed with Canadian securities authorities its audited Consolidated Financial Statements for the year ended December 31, 2007 and related Management’s Discussion and Analysis. Talisman also filed its Annual Information Form for the year ended December 31, 2007, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101.  Talisman also filed its Annual Report on Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2007.  Copies of the filed documents, including complete audited financial statements, may be obtained through Talisman’s website www.talisman-energy.com, or at www.sedar.com.  To order printed copies of the filed documents free of charge, email the Company at tlm@talisman-energy.com.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:
Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Senior Manager, Corporate                                                                           Christopher J. LeGallais
& Investor Communications                                                                                                 Senior Manager, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                         Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                   Email:                       tlm@talisman-energy.com

08-08